Exhibit 5.2

Warner Norcross & Judd LLP

Attorneys at Law

900 Fifth Third Center

111 Lyon Street, N.W.

Grand Rapids, Michigan 49503-2487

March 25, 2013

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

Re:	Issuance of 1.300% Notes due 2018 and 4.100% Notes due 2043

Ladies and Gentlemen:

Stryker Corporation, a Michigan corporation (the “Company”), has requested that we furnish this opinion in connection with the issuance of two series of notes consisting of $600,000,000 aggregate principal amount of the Company’s 1.300% Notes due 2018 (the “2018 Notes”) and $400,000,000 aggregate principal amount of the Company’s 4.100% Notes due 2043 (the “2043 Notes” and, together with the 2018 Notes, the “Notes”). The Notes will be issued under an indenture, dated as of January 15, 2010 (the “Base Indenture”), between the Company and U.S. Bank National Association, a nationally chartered banking association, as trustee, as supplemented by the Fourth Supplemental Indenture to the Base Indenture dated as of March 25, 2013 and Fifth Supplemental Indenture to the Base Indenture dated as of March 25, 2013 (the Fourth Supplemental Indenture and Fifth Supplemental Indenture, together with the Base Indenture, are collectively referred to as the “Indenture”). The Notes will be issued and sold pursuant to an Underwriting Agreement dated as of March 20, 2013 (the “Underwriting Agreement”), among the Company and Barclays Capital Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated, acting as representatives of the several underwriters named in Schedule A to the Underwriting Agreement.

In arriving at the opinions expressed below, we have examined and relied on the Underwriting Agreement, the Indenture, and Certificates evidencing the Notes. In addition, we have examined and relied on the originals or copies certified or otherwise identified to our satisfaction of such records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic or facsimile copies (including EDGAR documents) and the authenticity of the originals of such documents. In making our examination of executed documents or documents to be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties, of such documents and that (except to the extent we have opined on such matters below) such documents constitute or will constitute valid and binding obligations of the parties thereto.

Based on the foregoing and subject to the assumptions, limitations and qualifications set forth in this letter, we express the following opinions:

1. The Company has been duly incorporated and is validly existing as a corporation and is in good standing under the laws of the State of Michigan.

2. The Company’s execution and delivery of the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Underwriting Agreement, and the Notes has been validly authorized by all necessary corporate action on the part of the Company.

3. The Notes have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

We do not express an opinion as to any laws, statutes, rules or regulations other than the laws, statutes, rules and regulations of the State of Michigan.

The opinions expressed above are as of the date of this letter, and we do not assume an obligation to update or supplement those opinions to reflect a fact or circumstance that in the future comes to our attention or a change in law that in the future occurs or becomes effective. This letter is limited to the matters set forth in it, and no opinions are implied or may be inferred beyond those expressly stated above.

We consent to filing of this opinion with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K, being filed on the date hereof, and incorporated by reference in the Company’s Registration Statement on Form S-3 (File No. 333-186953). We consent to the reference to our firm in the under the caption “Legal Matters” in the Prospectus Supplement dated March 20, 2013 and filed with the Securities and Exchange Commission on March 22, 2013. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued under it.

Very truly yours,

WARNER NORCROSS & JUDD LLP

By	/s/ Stephen C. Waterbury
Stephen C. Waterbury, a Partner

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